MASTER AGREEMENT
FOR CONTRACT MANUFACTURING AND PACKAGING SERVICES

This MASTER AGREEMENT FOR CONTRACT MANUFACTURING AND PACKAGING SERVICES ("Agreement") is entered into effective on the Effective Date, as defined below, by and between [confidential customer name and address], and North American Bottling Division of Leading Brands of Canada, Inc. ("Contractor"), with its principal place of business at 4104-99 St. NW, Edmonton, Alberta, T6E 3N5.

WHEREAS:

[confidential customer definition] is engaged in the production, sale and/or distribution of certain high-quality non-alcoholic beverages and the bases from which such beverages are made which are marketed under trademarks owned by or licensed to [name of customer affiliates] or other entities affiliated with [customer definition] (the “Marks”); and

[customer definition] desires that Contractor provides contract manufacturing, packaging and other related services on a nonexclusive basis in accordance with the terms of this Agreement; and

Contractor desires to provide contract manufacturing, packaging and other related services in accordance with the terms of this Agreement, utilizing the Contractor's facility (the “Facility”), and containing the equipment and/or systems required within the Specifications (as defined below);

NOW THEREFORE, in consideration of the mutual promises and agreements set forth and for other good and valuable consideration, the parties agree as follows:

1.	Term.

1.1	The term of this Agreement (the "Term") will commence on January 1, 2015, (the “Effective Date”) and will terminate on December 31, 2016, unless sooner terminated in accordance with this Agreement.

1.2	Any extension of this Agreement will be negotiated and executed on or before June 30, 2016.

2.	Products

2.1.

Contractor is authorized to provide Services (as defined below) for certain products (the “Products”) requested by [customer definition] or a [customer definition] Affiliate (as defined below) through a Statement of Work (“SOW”) signed by authorized representatives of Contractor and [customer definition] or [customer definition] Affiliate to which such Services will be provided and wherein [customer definition] or [customer definition] Affiliate, as applicable, and Contractor agree to be bound by the terms and conditions of this Agreement. Each SOW must be signed by both parties in the form attached hereto as Exhibit A . Contractor is not authorized to perform and will not be paid for any work without a signed SOW, and any additional documentation required by the SOW. Each SOW shall reference this Agreement and all of the terms and conditions contained in this Agreement shall be a part of the SOW unless specifically stated otherwise. Additional terms and conditions appropriate to a specific project may be contained in a SOW.

2.2.

“[customer definition] Affiliate” means a division, majority-owned subsidiary, or joint venture of [customer’s affiliates], or an entity that [customer definition] controls or that is controlled by or is under common control with [customer definition].

Contractor will look solely to the [customer definition] Affiliate that signs a SOW to this Agreement for all fees and expenses and the performance of all other obligations incurred by such [customer definition] Affiliate under this Agreement. Each [customer definition] Affiliate to this Agreement will have the same rights as [customer definition] under this Agreement, unless otherwise expressly set forth in the Agreement. In the event of non- performance of this Agreement by any [customer definition] Affiliate or non-payment, Contractor reserves the right to claim against [customer definition] and [customer definition] hereby assures the obligations of any [customer definition] Affiliate hereunder.

2.3.

Save for otherwise provided in this Agreement, if a [customer definition] Affiliate participates in this Agreement by signing a SOW, the terms “[customer definition]” in the Agreement refer to this “[customer definition] Affiliate” signing such SOW, and therefore the rights and obligations of “[customer definition]” under the Agreement apply to the “[customer definition] Affiliate”, with respect to the subject matter in the SOW, as if it itself was a party to this Agreement.

3.	Services

3.1.

Contractor agrees to provide services relating to Products for [customer definition]as detailed in each SOW (the “Services”). Unless otherwise prescribed in a SOW explicitly, the services in Section 3.2 below shall be incorporated in each SOW to the extent applicable to the contemplated Services thereunder .

3.2.	Contractor shall

3.2.1.

order and/or handle beverage bases, sweeteners, syrups and other ingredients (the “Ingredients”) as [customer definition] instructs. The Contractor will use only the Ingredients furnished by [customer definition] or a [customer definition] designated party(ies) to prepare the Products for [customer definition] as authorized herein, and shall not sell the Ingredients or permit them to be obtained by any third parties without prior written consent of [customer definition] ;

3.2.2.

source, mix, process, test, freeze, sample, pack, bundle, code, label, store, handle, load on or unload from carriers and/or perform other services and make Products ready for distribution to [customer definition] 's designated third party(ies). Contractor agrees to deliver the Products in approved containers/packages only to [customer definition] or to a delivery point designated and confirmed in advance by [customer definition] in writing in the name and on behalf of [customer definition];

3.2.3.

not market or sell the Products in its own right. The Products shall be, at all times, the property of [customer definition], although risk of loss will remain with Contractor from the time of production thereof until such time as the Products are delivered in accordance with the instructions of [customer definition];

3.2.4.

order and/or handle bottles, caps, printed shrink, clear shrink, sleeves, labels, corrugated trays, shipping cartons, containers, pallets, corner posts, top caps, slip sheets, carriers, additives and other materials and supplies (collectively, the "Packing Supplies") as follows:

a)	order, store and handle adequate amounts of Packing Supplies using a [customer definition] approved supplier(s) and, where applicable, blanket purchase order numbers provided by [customer definition];

b)	always maintain sufficient Packing Supplies for the contemplated Services;

c)

use Packing Supplies solely in the performance of Services for [customer definition] hereunder and not commingle Packing Supplies with the supplies of Contractor or any third party without the prior written consent of [customer definition];

d)	inspect incoming Packing Supplies and verify that they meet [customer definition] Specifications prior to use; and

e)	if requested by [customer definition], use identification codes on all Packing Supplies;

Contractor will not be responsible or liable for any loss or damage caused by [customer definition] suppliers not delivering or providing proper Packing Supplies on a timely basis and in good order and condition in accordance with [customer definition] Specifications.

3.2.5.

unless otherwise agreed in writing by the parties, provide equipment for the production of all Products and the provision of all Services, including without limitation equipment for mixing, processing, testing, sampling, producing, packing, coding, labeling, storing, and handling, all of which shall explicitly meet [customer definition] ’s Specifications;

3.2.6.	deliver reports (the "Reports"), including, without limitation:

a)	daily reports of Products packed and/or shipped;

b)	weekly reports showing Ingredients and Packing Supplies received, purchased, transported, used and/or otherwise provided by or for [customer definition], and inventories of the same;

c)	monthly reports of the quantities and varieties of Products on hand;

d)	daily and/or weekly reports of quality performance against objectives (e.g. specific product attributes, sterility, etc.) and process capabilities by manufacturing process; and

e)	comprehensive quarterly reports reflecting totals and summaries of the information reported under (a), (b), (c) and (d) above .

Contractor shall deliver such Reports on forms provided by [customer definition]or forms agreed-upon by both parties where there is no [customer definition] provided forms;

3.2.7.	keep accurate books and records as follows:

a)

prepare, maintain and retain complete and accurate books and records relating to the Services to [customer definition], including without limitation the production, packaging, quality assurance, control and testing, storage and shipment of Ingredients, Products, Packing Supplies, rejected Packing Supplies and rejected Products, and any other records required to be kept by federal, state and local laws, rules, regulations and guidelines;

b)

make all such books and records pertaining to [customer definition] matters (but excluding Contractor's general financial records) available to [customer definition] for inspection during Contractor’s regular business hours throughout the Term of this Agreement and for three (3) years following its termination;

c)	upon [customer definition] 's reasonable request, furnish to [customer definition]summary information which relates to the financial condition of Contractor and/or its subsidiaries;

d)	upon [customer definition] 's reasonable request, furnish copies of Contractor's annual report, if at any time such reports are prepared; and

e)

upon [customer definition] 's reasonable request, furnish to [customer definition] the results of all governmental inspections and sanitation audits conducted at any time during the Term relating to and affecting any matter related to Contractor's Facility or the Services provided by Contractor hereunder;

3.2.8.

be responsible for all Ingredients, Packing Supplies, Products, equipment, pallets, computer systems and software and all other properties of [customer definition] in Contractor's care, custody or control (the “[customer definition] Property”);

rates;

3.2.9.

provide Services in accordance with a time- table and other conditions prescribed by, [customer definition] including without limitation accepting the terms set forth in The [customer definition] Network Access Agreement before access to [customer definition]’s electronic systems; and

3.2.10.	complete the [confidential proprietary customer software] training and comply with the resource requirements and obligations set forth in Exhibit B.

3.3.	CONTRACTOR WILL BE A NON-EXCLUSIVE SERVICE PROVIDER.

4.	Specifications.

4.1.	Contractor must perform the Services in accordance with the following specifications, practices, instructions and requirements (hereinafter collectively referred to as "Specifications"):

a)	good industry practices in contract manufacturing and packaging;

b)	good manufacturing practices;

c)	complete on an annual basis a [confidential proprietary customer procedures] at the Facilities:

•	Performance Criteria - Capability Studies
•	Minimum Acceptable Requirements - [standard]
•	Remedy - corrective action implemented to bring the process under control;

d)	the instructions, storage, handling and distribution requirements and administrative guidelines set forth in this Agreement, each SOW or communicated to Contractor separately;

e)	the Loss Allowances for Ingredients, Products and Packing Supplies set forth in each SOW ;

f)

any quality control and sanitation standards and specific performance requirements set forth in [customer definition] ’s quality manuals or similar documents which are provided to Contractor from time to time, including without limitation those that are prescribed in Exhibit C; and

g)	any other reasonable requirements, including but not limited to, engineering requirements, pallet patterns and stacking and stretch wrapping.

4.2.

During the Term, [customer definition] may amend or supplement the Specifications by written notice to Contractor. Contractor shall promptly implement all applicable changes in accordance with the requirements set out in such notice. The Specifications are only minimum standards for manufacturing the Product and providing the Services, and reliance on the same by Contractor shall not in any way relieve Contractor of its responsibility to ensure that the Services and the Products comply with all applicable laws, regulations and governmental or regulatory policies, rules and guidelines. Contractor acknowledges that [customer definition] is relying on Contractor's expertise in providing the Services. If an amendment or supplement of or to the Specifications causes a material increase in the capital investment necessary by the Contractor to perform the Services or materially increases the cost to the Contractor of providing the Services, the parties will timely negotiate in good faith and agree upon an increase in the fees chargeable by the Contractor under this Agreement or any applicable SOW(s).

5.	Fees, Invoice and Payment.

5.1.	[customer definition] shall pay to Contractor fees for the Services ("Packing Fee") on the terms and conditions provided in applicable SOW(s).

The Packing Fee shall encompass Contractor's profit, overheads and all other costs and charges of Contractor in connection with its performance of the Services under the applicable SOWs, including but not limited to, costs related to: conformance with the Specifications, insurance, labor, overhead, incidental supplies (such as case sealing glue, tray sealing glue, label glue, straw glue, water, load lock tray film adhesive, pallet stretch film, pallet deck sheets, pallet corner posts, pallet tags, tray coding ink, primary package coding ink, case coding ink, “keep refrigerated” pallet stickers/tags, ribbons and labels), administration, water testing, telephone/ internet costs for communication, inventory management system, software, accounting, scheduling, production, quality control, assurance and testing, packing, downtime resulting other than from failure of [customer definition], a [customer definition] Affiliate or [customer definition] supplier, ordering of Ingredients and Packing Supplies from [customer definition]’s designated suppliers, handling of the Ingredients, Products and Packing Supplies and loading of the Products onto transportation equipment at Contractor’s loading dock for shipment (F.O.B. Contractor’s Facility), forklift rental and maintenance, warehouse management systems, computers, telephones, and scheduling appointments. .

5.2.

In the event that material changes in the Specifications by [customer definition] result in a material change in Contractor’s costs to provide the Services, either [customer definition] or Contractor shall provide verifiable documentation of cost increases or decreases and [customer definition] and Contractor shall in good faith negotiate an adjustment of the Packing Fee and the effective date thereof by signing an amendment to the applicable SOW(s). “Cost” shall include incremental direct and incremental overhead increases or decreases.

5.3.

In no event shall [customer definition] be responsible for fees or expenses in excess of the amounts set forth in the SOW unless Contractor has obtained the written approval of [customer definition] prior to commencing the additional work or incurring additional costs.

5.4.

Contractor must present [customer definition] with detailed invoices or input all required information into the electronic billing system for all services it provides to [customer definition] which shall contain adequate documentation to support all charges. Within ten (10) days following receipt of such invoices, [customer definition] will pay all undisputed amounts. [customer definition] will be entitled to reject any invoice or portion of invoice if, [customer definition] in its reasonable discretion determines that (a) the charge does not comply with the applicable SOW, or is not accompanied by adequate supporting documentation, or (b) the Services do not comply with the requirements of the applicable SOW or is reasonably unacceptable to [customer definition] . [customer definition] shall notify Contractor of its reasons for rejecting any invoice, following standard practices for [confidential proprietary customer software] procedures.

5.5.

Contractor agrees that the Packing Fees charged by Contractor to [customer definition] shall be no higher in any instance than packing fees charged by Contractor to any third party for the same or similar services; and Contractor agrees to advise [customer definition] of its intent to charge a lower packing fee to a third party and further agrees that the Packing Fees set forth in the relevant SOW(s) will be reduced upon the date the lower rate is actually charged to a third party. Notwithstanding the foregoing, this clause 5.5 will not apply if at any time [customer definition] annual volumes fall or threaten to fall below [annual case volume] actual cases in any calendar year of this Agreement.

6.	Capital Projects.

6.1.	[customer definition] may request that Contractor make certain capital investments in Contractor’s Facility to be utilized in performing the Services (“Capital Project").

6.2.

[customer definition]and Contractor will include in an applicable SOW or an amendment to an existing SOW the terms and conditions of the Capital Project, including, but not limited to, the way title will be held and restraints for Contractor to utilize the Capital Project for itself or others.

7.	Sampling and Inspections.

7.1.

Other than trial samples, Contractor, at its expense, will furnish [customer definition] with reasonable quantities of samples of the Products and with such reasonable quantities and varieties of samples of Ingredients and Packing Supplies as [customer definition] may reasonably request for quality evaluation.

7.2.

Contractor shall permit representatives of [customer definition], upon reasonable notice, during operation hours to enter and inspect Ingredients, Packing Supplies, Products as well as the Facilities, equipment and methods used by Contractor whether directly or incidentally, in or for the preparation, packaging, storage and handling of the Ingredients, Packing Supplies or Products to ascertain whether Contractor is complying with the terms of this Agreement and applicable SOW(s) .

Specifically, Contractor agrees to subject all Facilities to the following periodical audits conducted by [customer definition] or a third party:

a)	testing of both Contractors’ raw and treated water on an annual basis. Cost of such testing shall be borne by Contractor; and

b)	other periodical audits as [customer definition] specifies in the Specifications.

If [customer definition] or [customer definition] authorized representatives observe or inspect any item that does not comply with the Specifications or the terms and conditions of this Agreement or SOW(s), or that is not in compliance with any of the laws, pursuant to a written notice from [customer definition] to Contractor, Contractor shall, at its cost, promptly take all actions necessary to correct, to the satisfaction of [customer definition], such deficiencies set out in such notice.

Refusal or disturbance of the inspections or audits in this Section shall constitute a breach of this Agreement by Contractor.

8.	Contractor’s General Liabilities.

8.1.

Contractor will reimburse [customer definition] for (a) any unauthorized usage, production losses or shortages in excess of agreed to loss allowances aggregated on an annual basis; (b) any damage to [customer definition] Property; (c) any Products that become short-coded for causes within Contractor's control, including, without limitation, failure to rotate the Products, Ingredients or Packing Supplies on “oldest code out first” basis or over production attributable to scheduling error (excluding any short dated supplies received from [customer definition] Suppliers or [customer definition]; [customer definition] has the right to deduct such losses, shortages or damages from any amounts owed to Contractor, or at its option, through Packing Fee reductions.

8.2.

Except for otherwise set forth in Exhibit B, Contractor shall complete system transactions related to [customer definition] Property in no event later than the close of the working shift in which the transactions occurred when utilizing [confidential proprietary customer software]. For transactions subject to [confidential proprietary customer software] procedures this must be entered as batches.

8.3.

Subject to the terms and conditions set forth herein, [customer definition] may provide to Contractor or provide fund for Contractor to purchase equipment as set forth in applicable SOW(s) (the “Equipment”). The Equipment is, and will at all times be, the sole and exclusive property of [customer definition], notwithstanding that the Equipment may be in any manner affixed or attached to real property or any building or other equipment. Contractor will have no right, title, or interest in or to the Equipment, except the right to use the Equipment in the provision of Services. The Equipment must be conspicuously marked as the property of [customer definition] and such marking must not be removed or obscured at any time. Contractor will not transfer, rent, lease, sell, mortgage, assign or in any other way encumber or dispose of the Equipment and shall keep the Equipment free and clear of all liens, claims, security interests and encumbrances of any kind. Contractor will cooperate fully with [customer definition] and execute such titles, financing statements or other such documents as [customer definition] may reasonably request to maintain its title to the Equipment.
CONTRACTOR ACKNOWLEDGES THAT [customer definition] IS NOT A MANUFACTURER OF THE EQUIPMENT, HAS MADE NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, RELATING TO THE EQUIPMENT OR ITS PERFORMANCE AND WILL NOT BE LIABLE FOR ANY DAMAGE OR LOSS RESULTING FROM THE DELIVERY, INSTALLATION, MAINTENANCE, OPERATION, SERVICE AND/OR USE OF THE EQUIPMENT.

Contractor must not make any alterations, additions or improvements ("Improvements") to the Equipment without the prior written consent of [customer definition] and all such Improvements will be owned by [customer definition]. Contractor will keep the Equipment in good condition, repair and working order and perform ordinary maintenance and repairs at its sole expense, except for repairs provided under warranty. Contractor must pay all costs incurred in connection with the shipment, use, operation, or possession of the Equipment during the Term. All risk of loss, damage, theft or destruction to the Equipment during the Term is borne by Contractor, and Contractor will be liable to [customer definition] therefor. In the event of termination or expiration of this Agreement, [customer definition] may enter Contractor’s premises during normal business hours and retake possession of the Equipment. Contractor shall use Equipment solely for the purpose of Services in this Agreement and applicable SOW(s). In no circumstances shall any Equipment be used in the production of Contractor’s own products and/or third party’s products, without prior written consent from Customer. Customer shall have the sole discretion to grant such consent.

8.4.

[customer definition] may provide pallets to Contractor for use for providing the Services. Contractor will be responsible for the cost of all damage to such pallets in Contractor's possession and of replacing any pallets lost and/or destroyed while in Contractor's possession. Such cost may not be offset against loss allowances. Contractor will track the inventory of all pallets at the Facility and, upon [customer definition]’s reasonable request, report such inventory and/or allow [customer definition] to inspect such an inventory.

9.	Inventory Verification.

9.1.

During the term of this Agreement, [customer definition] will make available to Contractor inventory management software and associated data (the “Software”) for tracking the Products. [customer definition] will maintain and support the Software, be responsible for all associated costs and expenses and provide and maintain a file server for Contractor. Contractor will provide and maintain all hardware necessary to utilize the Software. Contractor may not use the Software for the products or supplies of Contractor or any third party. If Contractor desires to utilize the Software to generate reports in addition to those required by [customer definition], Contractor will be responsible for any costs and expenses associated with required programming or other changes.

9.2.

Contractor must conduct monthly physical inventory verifications of Products, Packing Supplies, Ingredients and all other materials used in providing Services. Contractor will adjust its books and records in accordance with good and reasonable accounting practices to reflect the actual physical inventory and promptly revise any reports to [customer definition] containing the same. Net gains and losses attributable to the physical verifications will be accumulated by [customer definition] and reconciled monthly.

9.3.

Quarterly, [customer definition] will charge back to Contractor any net losses over Contractor’s loss allowance set forth in applicable SOW(s) ("Loss Allowance"). Net quarterly gains will be carried forward and used to offset subsequent losses. Final settlement shall be made for net gains and losses on a calendar year basis.

9.4.	[customer definition] reserves the right to audit Contractor’s physical verifications at any reasonable time, after reasonable notice.

10.	Representations, Warranties, Covenants and Guarantees.

10.1.	[customer definition] represents and warrants that:

a)

as of the date of delivery to Contractor, the ingredients and beverage bases manufactured by [customer definition]or its designated suppliers and provided to Contractor will meet [customer definition]’s standards of quality and manufacturing specifications, and comply with applicable food laws; and

b)

any labels provided by [customer definition] to Contractor will properly describe the Products that are packed in strict accordance with the Specifications and that such labels will comply in all material respects with the applicable laws.

Contractor acknowledges that, except as set forth herein, [customer definition] makes no representations or warranties, express or implied.

10.2.	Contractor represents and warrants that:

a)

in performing the Services, it will comply with all applicable laws, rules, orders, regulations and requirements of any federal, state, city, county or other local government, including, without limitation, any law, statute, ordinance, rule, regulation, order, determination, restrictive covenant or deed restriction which regulates the use, generation, disposal, release, storage or presence on Contractor's Facilities of substances based upon corrosiveness, toxicity, carcinogenic properties, radioactivity, environmentally hazardous or similar characteristics;

b)

the Services shall be performed in a professional manner, to the highest degree of workmanship and in strict adherence to and compliance with all legal requirements and the instructions and specifications established in writing from time to time by [customer definition], including, but not limited to all quality, hygienic and environmental standards, the Specifications and all other reasonable requirements of [customer definition] issued to Contractor from time to time;

c)	it will not provide the Services in any way which may affect the quality, taste or specifications of the Products, and will adopt the test methods notified by [customer definition];

d)

it will possess and maintain during the Term of this Agreement such plant or plants, machinery and equipment, qualified technical personnel and trained staff as are suitable and capable of providing the Services in accordance with this Agreement and SOW(s) and in sufficient quantities to meet fully the demand for the Services;

e)

during the Term and provided [customer definition] is providing volumes at or greater to the minimums specified in the SOW(s), it will not perform services similar to those contemplated hereunder for [customer competitor], or any of its subsidiaries;

f)

it will not send samples of Products, Packing Supplies or Ingredients to any third party for testing without the prior written consent of [customer definition] and unless an appropriate non-disclosure agreement between the third party and [customer definition] is in place. [customer definition] will not act unreasonably in negotiating or entering into a non- disclosure agreement with such third party.

11.	Nonconforming Products and Rejected Services .

11.1.

Contractor must not ship any Products and Packing Supplies and Ingredients improperly processed, stored or handled or otherwise not in compliance with the Specifications (“Nonconforming Products”). Contractor shall be responsible for all Nonconforming Products resulting from Contractor's acts or omissions.

11.2.

If Contractor discovers or suspects that Ingredient, Packing Supplies and/or Product integrity has been compromised or that it is or may be producing Nonconforming Products ("Nonconforming Product Incident"), Contractor must place all such Ingredients, Packing Supplies and/or Products on hold and must not use such Ingredients and Packing Supplies to produce Products and will not ship Nonconforming Products to[customer definition]’s customers, agents and distributors. Contractor must shut down the processing system that contributed to or caused the Nonconforming Product Incident and quarantine the environment. Contractor will immediately notify the contact person in [customer definition] to initiate a complete review of the Nonconforming Product Incident. [customer definition] must respond and act expeditiously in performing any review and issuing subsequent approval, which approval by [customer definition] must occur before the disposition of any Products, Packing Supplies and/or Ingredients, any corrective actions or process continuation taken by Contractor. No Services and production for [customer definition] shall restart without prior written approval from [customer definition] .

11.3.

In addition to other remedies, [customer definition] may, at any time, for any material noncompliance with the Specifications or any material breach of the terms, requirements, or conditions of this Agreement or SOW(s), order Contractor to suspend the Services. In such event, Contractor will invoice [customer definition] and [customer definition] will pay Packing Fees for all Services that have been delivered in strict compliance with Specifications, this Agreement and applicable SOW(s) as of the date and time Contractor is notified to suspend Services. Contractor may not reprocess or repack any Nonconforming Products, unless Contractor has obtained [customer definition]’s prior written approval (to be given at [customer definition]’s sole discretion) and such reprocessing and repacking will be at Contractor’s sole cost and expense without any additional charge or liability to [customer definition] .

11.4.

[customer definition] reserves the right at any time to reject or recall Products and/or Services during any production run if samples from that production run, or any other objective evidence, indicate Services is not in compliance with the Specifications. [customer definition] may also reject or recall Nonconforming Products, including without limitation, Products damaged during storage or handling at Contractor’s Facility or warehouse.

11.5.

In no event shall title to any Products, Packing Supplies or Ingredients which are, or have been, improperly processed, stored or handled or otherwise not in compliance with Specifications, pass to Contractor. In the event there is a stop order or Product recall initiated by [customer definition] in accordance with the requirements set out herein or by order of any court, or by any applicable governmental authority, Contractor shall pay all direct costs arising from such stop order or Product recall including all Packing Fees, damages and expenses suffered by [customer definition] provided that the same are not due to a negligent act or omission of [customer definition].

11.6.

Any Products rejected by [customer definition] and reasonably determined by [customer definition] not to be reconditionable or salvageable will be disposed of by Contractor in a manner to be determined by [customer definition] . The cost and expense of such destruction including, but not limited to, freight will be borne by Contractor.

12.	Indemnification.

12.1.

Each party does hereby agree to indemnify, protect, defend, and hold harmless (such indemnifying party being referred to as the "Indemnitor") the other party (the "Indemnitee") and the Indemnitee's officers, agents, attorneys, customers, directors, subsidiaries, affiliates, parents, employees, and licensees (collectively, the "Indemnified Parties") for, from and against all claims, demands, liabilities, damages, costs, suits, losses, liens, expenses, causes of action, judgments and fees (including without limitation court costs, reasonable attorneys' fees, costs of investigation, penalties, interest, and amounts paid in settlement) of any nature, kind or description by any person or entity, arising or alleged to have arisen out of (in whole or in part) the performance of this Agreement and SOW(s); or the breach of the representations, warranties, covenants and guarantees set forth in Article 10; the negligence or misconduct of the Indemnitor (including punitive/exemplary damages); or any act outside the scope of the Indemnitor's authority under this Agreement (collectively, the "Liabilities").

12.2.

Upon either party's receipt of written notice of any action, administrative or legal proceeding or investigation to which this indemnification may apply, such party will promptly advise the other party in writing of the same, and the Indemnitor will assume on behalf of the Indemnitee (and the other Indemnified Parties) and conduct the defense thereof with counsel reasonably satisfactory to the Indemnitee; provided, however, that the Indemnitee will have the right, at its option, to be represented by advisory counsel of its own selection and at its own expense. In the event of failure by the Indemnitor to fully perform in accordance with this paragraph, the Indemnitee, at its option, without relieving the Indemnitor of its obligations and subject to the notice requirements of Section 17.11, may so perform, but all reasonable costs and expenses so incurred by the Indemnitee in that event will be reimbursed by the Indemnitor to the Indemnitee, together with interest on the same from the date of the Indemnitee's payment of such costs and expenses to the date of payment by the Indemnitor at the rate of interest provided to be paid on judgments signed and entered in the courts of the [confidential jurisdiction].

12.3.

Payment of any amount payable under this Article will be made within five (5) days after receipt of written demand therefor. Such demand will contain sufficient facts to apprise the Indemnitor of the basis for such demand for indemnification. The obligations and indemnity provided for in this Article will survive the termination of this Agreement.

13.	Insurance.

13.1.

Contractor will purchase (and shall cause Subcontractors and Sub-subcontractors to purchase and maintain) with its own funds and maintain throughout the life of this Agreement, with insurers having an AM Best Rating of A- VII or better, the minimum types and amounts of insurance set forth below:

a.

Commercial General Liability written on an occurrence form, including but not limited to premises-operations, broad form property damage, products/completed operations, contractual liability, independent contractors, personal and advertising injury and liability assumed under an insured contract, with limits of at least $10,000,000 per occurrence and $10,000,000 general aggregate and $5,000,000 products/completed operations aggregate.

b.	Statutory Workers’ Compensation Insurance provided by the Province of Alberta.

c.

Comprehensive Commercial Automobile Liability Insurance for any owned, non- owned, hired, or borrowed automobile used in the performance of Contractor’s obligations under this Agreement is required in the minimum amount of $2,000,000 each accident combined for bodily injury and property damage.

d.

All Risk Property Insurance with replacement cost coverage for property and equipment of others in the care, custody, and control of Contractor, including extra expense coverage for all risks of physical loss or damage to business personal property pursuant to this Agreement is required. This coverage shall be endorsed to name [customer definition] as loss payee.

e.

Fidelity/Crime Coverage (including 3rd party liability) or an appropriate form of surety bond providing coverage for infidelity, fraud, dishonesty or criminal acts of the Contractor or Carrier’s employees, agents, officers or directors $50,000 per occurrence; [customer definition] will be named as a loss payee.

f.	All risk Customers Goods in Storage coverage : $2,000,000 at the warehouse, and $1,000,000 at the plant.

g.

Motor TRUCK Cargo Legal Liability: $50,000; Contractor shall also deliver to [customer definition] an endorsement to its cargo legal liability insurance policy. Said Endorsement shall protect [customer definition] for loss of or damage to its goods while in the possession or control of Contractor OR carrier under this Agreement, up to the limits of said endorsement, and subject to its limitations.

h.	Equipment breakdown insurance for consequential loss and damage of $300,000.

13.2.	[customer definition] will be named as a loss payee on the Customer Goods Storage (f), Motor Truck Cargo Legal Liability (g), All Risk Property Coverage (d) and Fidelity/Crime (e) policies.

13.3.

Contractor shall name [customer definition], its subsidiaries, affiliates, authorized bottlers, directors, officers, employees, partners and agents as an “Additional Insured” on a. and c. policies noted above.

13.4.

Contractor shall deliver to [customer definition]satisfactory evidence of the described insurance coverage on a certificate of insurance prior to seven (7) business days of start of work for this contract. All required insurance will provide thirty (30) days written notice of any cancellation, non- renewal, termination, material change or reduction in coverage. Failure of [customer definition] to demand such certificate or other evidence of full compliance with these insurance requirements or failure of the [customer definition] to identify a deficiency from evidence that is provided shall not be construed as a waiver of Contractor's obligation to maintain such insurance.

13.5.

The stipulated limits of coverage above shall not be construed as a limitation of any potential liability to [customer definition] and failure to request evidence of this insurance shall in no way be construed as a waiver of Contractor’s obligation to provide the insurance coverage specified.

13.6.	Contractor’s insurance as outlined above shall be primary and non-contributory coverage.

13.7.	[customer definition] shall not be obligated to pay premiums for any such insurance.

13.8.

Contractor shall promptly notify [customer definition] regarding any claim or injury, loss or damages by any third party that may give rise to any claim against Contractor or [customer definition]. Contractor and [customer definition] shall cooperate fully with each other in any litigation, claim or dispute arising out of Contractor’s activities pursuant to this Agreement.

14.	Confidentiality.

Contractor acknowledges and agrees that the terms of this Agreement, the SOW, the Specifications, pricing structure, business and marketing plans, promotional policies and procedures, and any other proprietary information utilized in the performance of this Agreement or related to the Products and Services (the “Information”) are confidential. Such Information shall be held in strict confidence and shall not be disclosed in any manner during the Term or thereafter, unless otherwise permitted by the express written consent of [customer definition] or required by law. Accordingly, Contractor hereby consents to the obtaining by [customer definition] of injunctive relief against the disclosure of any such Information contrary to the terms of this Agreement. Contractor further agrees that an order so enjoining Contractor may be issued pending final determination, without the requirement to post bond. Upon the reasonable request of [customer definition], Contractor will obtain and provide to [customer definition] a confidentiality agreement satisfactory to [customer definition] from each employee of Contractor who is given access to any such Information. The obligations under this Article will survive the termination of this Agreement.

Notwithstanding the foregoing, Contractor and [customer definition] acknowledge that the Contractor as a public company is required to file a copy of this Agreement with securities regulatory authorities and Contractor agrees that prior to filing the Agreement it shall consult with [customer definition] to determine which provisions of the Agreement are to be redacted and subject to compliance with applicable law, Contractor shall make all redactions reasonably requested by [customer definition] prior to filing the Agreement.

15.	Protection of Trademarks.

Contractor agrees to provide the Services in a manner that protects the image of the Marks and the Products. Contractor expressly acknowledges and agrees not to infringe nor contest, directly or indirectly, [customer affiliate] or [customer affiliate]’s ownership of the Marks, the validity of the Marks and any registrations or applications for registration of them. Contractor will, in no event, acquire any right, title or interest in the Marks or related symbols, slogans, and advertising material. Contractor will not adopt any of the Marks, or an abbreviation thereof, or employ any terms or designs that would be confusingly similar to the Marks, as all or part of the names or marks of Contractor, and Contractor will display the Marks, signs and literature authorized by [customer definition] in such a fashion as to make clear that [customer definition] and not Contractor is the source of the Products. Contractor will use the Marks and any related tradenames, trade dress, symbols, slogans and advertising material only upon such terms and conditions as [customer definition] may from time to time prescribe in writing and in any event only in accordance with applicable laws so that no rights of [customer affiliate] or [customer affiliate] in the Marks will be lost. In addition, Contractor will give to [customer definition] (and/or [customer affiliate] or [customer affiliate]) all reasonable assistance as may be requested in connection with any matter pertaining to protection or enforcement of the Marks or other rights of [customer affiliate] or [customer affiliate] and/or [customer definition] before any administrative, judicial or quasi-judicial agency or governmental authority, and Contractor will make available to [customer affiliate] or [customer affiliate] and/or [customer definition] and their representatives all records and information pertaining to the Marks or the Products, and will join [customer definition] (and/or [customer affiliate] or [customer affiliate]) in any legal action at the expense of [customer definition] and upon [customer definition]’s request. Should any infringement, imitation or other illegal use of the Marks come to the attention of Contractor, Contractor must immediately notify [customer definition] in writing of same. The obligations under this Article will survive the termination of this Agreement.

16.	Termination.

16.1.	[customer definition] has the right to terminate this Agreement and/or a SOW(s) in whole or in part,

a)

upon sixty (60) days’ written notice to Contractor, if (i) [customer definition] determines in its sole discretion to discontinue any of the Products and then only in respect of those Products; (iii) there is any change in ownership of Contractor resulting in a change in control and management of the Contractor, whether by stock sale or transfer, sale of partnership interest or any other means or if substantially all of the assets of Contractor are sold or transferred to any third person or entity; or (iv) Contractor suspends or discontinues its business operations due to reasons not explicitly permitted under this Agreement or SOW(s); or

b)

if Contractor fails to meet any of the Specifications and such failure is not cured within ten (10) days of Contractor’s receipt of notice thereof or after a longer cure period as mutually agreed by the parties; provided, however, with respect to any specific or substantially similar failure, for which [customer definition] has previously provided notice of breach to Contractor more than once during the preceding twelve (12) consecutive calendar months or which is by its nature incurable, [customer definition] is not required to give Contractor any opportunity to cure and [customer definition] may terminate this Agreement and/or the SOW(s) effective immediately upon notice to Contractor.

c)

In the event that [customer definition] volumes fall below SOW minimum of [annual case volume] and Contractor services are enlisted by [confidential customer competitor] or any of its subsidiaries, [customer definition] will have the right to terminate this agreement with 90 days written notice to Contractor.

16.2.

Contractor has the right to terminate this Agreement and/or a SOW(s) upon ninety (90) days’ written notice to [customer definition] if Contractor determines that the number of cases to be produced for [customer definition] under this Agreement and all relevant SOW(s) will be less than the [confidential volume threshold] actual cases in any calendar year.

16.3.	Either party may terminate this Agreement and/or SOW(s) under any of the following events:

a)

after written notice to the other party if the other party fails to substantially perform in accordance with the terms and conditions of the Agreement and/or the SOW(s) and such failure is not remedied within thirty (30) days after written notice of the existence of such failure (unless both parties agree that such failure is not capable of being remedied within thirty (30) days, then after any mutually agreed grace and cure period);

b)

immediately and without notice to the other party if the other party is adjudicated insolvent by any court or tribunal, files a voluntary petition in bankruptcy or enters into an arrangement with its creditors, applies for or consents to the appointment of a receiver of trustee of itself or its property, makes an assignment for the benefit of creditors, suffers or permits the entry of an order adjudicating it to be bankrupt or insolvent appoints a receiver or trustee of itself, or of its property;

c)

immediately and without notice if the other party permits or suffers an involuntary petition in bankruptcy filed against it to remain undischarged or stayed for a period of thirty (30) days or more; or

d)

upon written notice if by any laws, governmental regulations, orders or judicial decrees enacted or promulgated by any branch of federal, state or local government or by an agency thereof either party is prevented from substantially performing the obligations undertaken after thirty (30) days' written notice from the other party to such party of its failure to substantially perform.

16.4.

Upon termination of this Agreement, Contractor will promptly make available to [customer definition] for pick up by [customer definition] during business hours and upon reasonable notice, all [customer definition] Property, any Products and/or unused materials bearing the Marks then in its possession, and will promptly make a final accounting of [customer definition] Property and of all sums owing to [customer definition] and/or to Contractor, as applicable. Contractor will also return to [customer definition], all Information, whether paper, electronic or otherwise, and all copies thereof, provided to Contractor and will, upon demand, certify and demonstrate to [customer definition] that all such electronic Information has been removed from Contractor’s systems. Upon any termination, neither party will have any further rights, duties or obligations under this Agreement to the other party (except as otherwise expressly set forth); provided, however, such termination will not affect or impair any right which has accrued to either party prior to such termination.

16.5.

In the event that a SOW, rather than this Agreement, is terminated, provisions under Section 16.3 shall apply to the extent applicable to the Services in such SOW. Further, a [customer definition] Affiliate which participates in this Agreement by signing a SOW with Contractor shall have the right to terminate the relevant SOW only, but not this Agreement.

17.	General Provisions.

17.1.	This Agreement will be governed by and construed in accordance with the laws of the [confidential jurisdiction] and any applicable Canadian federal laws.

17.2.

Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable law. If any provision of this Agreement will be invalid, illegal, or unenforceable in any respect under any applicable law, the validity, legality and enforceability of the remaining provisions of this Agreement will not be affected or impaired thereby.

17.3.

In no event will [customer definition]or Contractor be liable for incidental, consequential, punitive or exemplary damages in any action brought under this Agreement, except in recall situations as set forth in Article 11. This Section will not limit the liability of [customer definition] or Contractor with respect to sums required to be paid to third parties by the indemnified party pursuant to the indemnification provisions set forth in Article 12.

17.4.

No failure to or delay in exercising, nor single or partial exercise of any right, power or privilege by either party operate as a manner thereof or preclude further exercise of the same right or the exercise of any other right.

17.5.

Except as otherwise provided, no remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy and each and every remedy will be cumulative and in addition to every other remedy given, whether existing at law, in equity, by statute or otherwise. The election of any one or more remedies by a party will not constitute a waiver of the right to pursue other available remedies.

17.6.

Contractor is an independent contractor and neither this Agreement nor any SOW is intended to evidence, create or give rise to a partnership, joint venture, or agency relationship between the parties. Accordingly, neither [customer definition] nor Contractor will have any right, power or authority to make any commitment or agreement on behalf of, or otherwise bind the other party or otherwise be liable for any obligation or liability of the other, except as provided herein. Without limiting the generality of the foregoing, the operation of machinery or other devices used by Contractor and the employment of labor to produce, pack, load and deliver Products and to provide other Services will be the sole responsibility of Contractor and [customer definition] will not be liable in any respects for such operation, or for any losses incurred in connection with any of the facilities of Contractor or any affiliate thereof.

17.7.

Neither party may assign or transfer this Agreement or any right under it without the prior written consent of the other party; however, [customer definition] may make such assignment or transfer to [customer affiliate] or any of its subsidiaries, divisions or affiliates.

17.8.

This Agreement (a) embodies the entire Agreement and understanding between the parties relating to the subject matter hereof and supersedes all prior proposals, agreements and understandings related to such subject matter, and (b) except as otherwise provided, may be renewed, modified, amended or supplemented only by separate writing signed by [customer definition] and Contractor; provided, however, that the Specifications may be reasonably amended, modified and supplemented from time to time at the sole discretion of, [customer definition] such amendment, modification or supplementation to be effective as of the date received by Contractor or such additional time as reasonably required by Contractor and in the event such change of Specifications materially increase Contractor’s costs of performing such service, the agreement of [customer definition] and Contractor as to the new cost of performing such service .

17.9.

Prior to Contractor hiring or otherwise engaging any person to (i) perform Services under this Agreement or SOW(s) at a [customer definition] - owned or utilized facility for more than ten (10) consecutive business days or on a regular basis for more than ninety (90) days, or (ii) handle Information (collectively, "Restricted Services"), Contractor will, at a minimum, with respect to each such person, comply with [customer definition]’s Integrity Clearance Standards, which are incorporated herein by this reference. Contractor is responsible for obtaining a copy of such Integrity Clearance Standards directly from [customer definition]. Contractor will not assign any person to perform Restricted Services under this Agreement that does not meet [customer definition]’s Integrity Clearance Standards. [customer definition] has the right to audit Contractor in connection with services provided under this Agreement at all reasonable times and places to ensure compliance with [customer definition]’s Integrity Clearance Standards. [customer definition] may object to any person performing services under this Agreement for any reason and request Contractor immediately remove and replace such person.

17.10.

Neither party will be liable for any delays or failures to perform any of its obligations due to causes or contingencies beyond each such non-performing party's control, including, but not limited to, fires, accidents, Acts of God, war, governmental actions, orders, or regulations, and other similar matters beyond the control of the parties. For the period and to the extent that a party is unable to fulfill in whole or in part its obligations, where such disability arises by reason of an event of force majeure under this Section, both party will be released from their obligations until the cessation of such disability. Either party may terminate this Agreement and any and all outstanding SOWs if the force majeure continues for more than six (6) months.

17.11.

All notices and other communications required or permitted hereunder shall be in writing. Any such notice may be sent by recognized courier service, mail, facsimile or email and will be addressed to the recipients as set forth below, or as either party may designate in writing from time to time. Such notice will be deemed to have been properly given upon receipt by the designated person.

If to [customer definition]:	[customer name and address]
Attn: Co -packing Manager,

With a copy to:	Legal Counsel
of the same address

If to Contractor:
NORTH AMERICAN BOTTLING DIVISION OF,
LEADING BRANDS OF CANADA, INC.
Unit 101 – 33 West 8th Ave.
Vancouver, B.C.
V5Y 1M8
Fax: (604) 685-5249
Email: [e-mail address]

17.11	Binding Policies of [customer abbreviation]

Contractor has reviewed [abbreviated customer name]’s “[confidential proprietary customer procedures]” and [abbreviated customer name]’s “[confidential proprietary customer procedures]”. Contractor will comply with all requirements of the [confidential proprietary customer procedures], additional copies of which may be obtained at, [customer web address]. Contractor will supply each of its employees and subcontractors who or which are involved in any manner in performing under this Agreement with a copy of the then-current [confidential proprietary customer procedures] . [customer definition] may terminate this Agreement or any SOW immediately without further liability if Contractor is unable to demonstrate compliance with such requirements. (In addition, [abbreviated customer name], if and as a Buyer, may exercise this right of termination only for that portion of this Agreement or any SOW representing its own purchasing commitments.)

17.12	Time is of the essence in respect to all time requirements related to the terms and conditions of this Agreement and SOW(s) .

IN WITNESS, the parties have caused this Agreement to be duly executed by their respective authorized representative.

[customer name]	NORTH AMERICAN BOTTLING
DIVISION OF LEADING BRANDS
OF CANADA, INC.

By:________________________________________________________	By:_______________________________________________________
Print Name: __________________________________________________	Print Name: _________________________________________________
Title: _______________________________________________________	Title: ______________________________________________________

      EXHIBIT A
STATEMENT OF WORK

Reference is made to the Master Agreement for Contract Manufacturing and Packaging Services (the "Agreement") effective as of January 1, 2015 between [customer name] and NORTH AMERICAN BOTTLING DIVISION OF LEADING BRANDS OF CANADA, INC. ("Contractor"), the terms and conditions of which are incorporated by this reference. This Statement of Work (“SOW”) defines the services to be provided by Contractor to [customer name] (the “Customer”) in accordance with the terms and conditions of the Agreement.

Facility:

Services under this SOW shall be provided by Contractor at 4104-99 St. NW, Edmonton, Alberta, T6E 3N5 and at Contractor’s Edmonton warehouses.

Products:

Contractor shall provide co-packing & warehouse service for the following products produced for sale by [customer definition] or any [customer definition] Affiliate in Canada, [confidential territory definition]:

•	[customer product]
•	[customer product]
•	[customer product]
•	[customer product]
•	[customer product]
•	[customer product]

During the term of this agreement, Customer will only source above products (to [territory] ) from alternative supplier(s), in the event supply from Contractor cannot meet Customer requirements.

During the term of this agreement, Customer will provide Contractor with a right of first refusal to produce any “hot fill” products developed, owned or licensed by Customer in substitution for the foregoing.

Description of Services:

As per section #3 of the Agreement.

Timeframe/Term :

As per section #1 of the Agreement

Specifications:

As per section #4 of the Agreement.

•	Loss Allowance for Beverage Ingredients supplied by Customer : [confidential percentage]
•	Loss Allowance for Packaging Materials supplied by Customer : [confidential percentage]
•	Loss Allowance for Finished Goods produced and billed to [customer definition] or any [customer definition] Affiliate by Contractor : [confidential percentage]

Packing Fees, Transfer & Warehousing :

Customer will pay Contractor for services provided under this SOW, as follows:

Scenario 1	Co-Pack Fee	Transfer and Warehousing
> [confidential annual case volume]	[confidential fees]	[confidential fee]/Pallet
[customer product]
[customer product]
[customer product]
[customer product]
[customer product]
[customer product]

Scenario 2	Co-Pack Fee	Transfer and Warehousing
> [confidential annual case volume]	[confidential fees]	[confidential fee]/Pallet
[customer product]
[customer product]
[customer product]
[customer product]
[customer product]
[customer product]

Scenario 3	Co-Pack Fee	Transfer and Warehousing
> [annual case volume]	[confidential fees]	[confidential fee]/Pallet
[customer product]
[customer product]
[customer product]
[customer product]
[customer product]
[customer product]

The parties have agreed Contractor will bill Customer per “Scenario 3” during the term of this agreement. Should the annual produced volume (January- December) fall within the range of “Scenario 1” or “Scenario 2”, Contractor will rebate Customer accordingly by no later than February 15th of the next year.

Secondary Storage Warehouse Schedule

Rates are based on storing at the Edmonton North American Bottling ("NAB") plant secondary storage location (s) and within the limits currently in use for space.

[applicable area] square feet for [customer definition] finished goods
[applicable area] square feet for [customer definition] raw materials

All storage and handling rates are based on the [customer definition] Calendar reporting periods, (any part thereof constitutes a reporting period), and are valid for the period:

100% of [customer definition] finished case beverages produced at the NAB factory located in Edmonton, Alberta., and [customer definition] raw materials as agreed between the parties.

Initial storage and handling charges will be charged as the product is produced at the NAB facility and after [customer definition] products are released from all QC obligations or production holds. Typically the goods are expected to move to the secondary storage location in “close to real time”. Initial charges are invoiced daily and included in the production invoice. Rates include movement from the NAB plant to the secondary storage location, put away, picking, loading on an authorized [customer definition] carrier, BOL documentation, and administration in [customer definition] system software. Recurring storage charges are charged on the inventory balance at date of [customer definition] period end inclusive of the previous days production and exclusive of same day shipping.

PRODUCT	HANDLING IN/OUT	RECURRING STORAGE	PER MOVE
Beverages	[fee] / pallet	[fee] / pallet	[fee]
Packaging Raws*	[fee] / pallet	[fee] / pallet	[fee] / pallet

* these rates for packaging /raws are only for materials stored at the secondary storage location and [customer definition] must approve these arrangements prior to materials being stored at the secondary storage location

Expedited Service	Same Day Service or Small Centre Service	[fee]/ order

[all fees confidential]

Hours of operation are between 7:00 am to 3:30 pm., Monday to Friday.
Orders will be prepared and shipped on minimum one days' notice.

Rush & same day shipping orders will incur Expedited Service charges .
Small Centre shipping orders incur Expedited Service charges.

Payment Terms:

As per Article 5 of the Master Agreement

Equipment and Other Materials Provided by Customer:

Contractor shall provide all the facilities, equipment and materials for the purpose of Services, with the following exceptions:

•	Assets have been purchased by contractor related to [confidential project description]. List assets [particulars of assets purchased: confidential]:
o	Customer will complete payment schedule in July 2015 to Contractor for above listed assets. Following completion of this payment schedule, Customer will have full ownership of the above listed assets.

Pallets

[customer abbreviation] has entered into an agreement to lease a specific type of pallet from Chep Canada (“Chep Pallet”). Contractor acknowledges that the Chep Pallets to be used under this Agreement are the property of Chep Canada and agrees to the following with respect to Chep Pallets:

(a)     to be responsible for the cost of all damage to Chep Pallets in Contractor’s possession, normal wear and tear excepted;
(b)     to be responsible for the cost (which may not be offset against raw material loss allowances) of replacing any Chep Pallets lost and/or destroyed while in Contractor’s possession, at [confidential fee] per Chep Pallet;
(c)     to report to [customer definition], electronically or by other means designated by [customer definition], the quantity of Chep Pallets on hand, shipped to customers, returned to Chep for repair, lost and destroyed and such other information as [customer definition] may designate;
(d)     not more than twice per year, to allow [customer definition] and/or Chep to jointly conduct an inventory of Chep Pallets at Contractor’s facility.
(e)     pallets to be provided to the Contractor under this agreement must arrive unsoiled, uncontaminated, sorted for grade, and must meet Contractor’s minimum QA standards.

Scheduling & Extraordinary Downtime

Customer will send production requirements/forecast to Contractor every Monday by 2pm, Edmonton time. This communication will provide a “firm” schedule two weeks out and provide guidance for an additional 10 weeks. For example, January 19, 2015 Contractor will firm week of February 2, 2015. Contractor will provide detailed scheduling feedback within 24 hours and the parties agree to pursue finalization on 2 week “firm” schedule by Noon, Edmonton time, the next day (Tuesday), in order to facilitate supplier orders. Where agreement cannot be reached with respective planning departments, the parties will escalate within respective management chains.

While the intent of 2 week “firm” schedule is to provide short term schedule certainty, Contractor and Customer agree that changes to the 2 week “firm” schedule will occur from time to time. Should these changes become regular or problematic for Contractor, Contractor will escalate to Customer management.

The parties agree on the following principles as it relates to changes in the 2 week firm schedule :

•

Customer will not make unreasonable schedule changes that do not first take into consideration materials availability and suppliers minimum lead times to deliver within the 2 week firm period. Changes will only be made to ensure Customers ability to meet expected retail demand, or if a supplier has encountered an unforeseen constraint.

•

Contractor agrees to manage change requests to the best of its ability, and agrees that administrative effort will be required to manage these changes. Contractor may call on Customer to address issues of supplier’s non-cooperation with the requested changes.

•

Where situations arise (due to Customer changes to 2 week firm schedule) in which Contractor has significant unproductive variable costs (e.g. labour), Contractor will immediately notify Customer of the situation specifics, including cost estimate for unproductive variable costs. Following a discussion between Contractor & Customer, Contractor may decide to submit a financial claim to Customer no later than 7 days after first notification.

•

Where Customer agrees that a Customer’s Supplier has caused significant cost or loss to Contractor due to supplier non-performance, Customer will submit Contractor claim to the supplier and make commercially reasonable efforts to in good faith pursue reimbursement of that amount from Customer Suppliers responsible for extraordinary downtime. An example is the [confidential historical reference].

Counterparts:

This SOW may be executed in any number of counterparts all of which taken together constitute one and the same instrument. Either Party may enter into this SOW by executing any such counterpart.

IN WITNESS WHEREOF, the undersigned have caused this SOW to be executed by their duly authorized representatives.

NORTH AMERICAN BOTTLING DIVISION OF     [customer name]
LEADING BRANDS OF CANADA, INC.

By: ____________________________________________________________________	By: ____________________________________________________________________
Authorized Officer	Authorized Representative

Title: ___________________________________________________________________	Title: ___________________________________________________________________

EXHIBIT B - [confidential proprietary customer software] Training, Routines, Resources and Expectations

During the Term, Contractor will complete all information technology, quality, and other system training reasonably requested by [customer definition] from time to time. Contractor will also conduct and/or comply with the following with the frequency and timing indicated:

[confidential, detailed customer operating procedures]

Classified - Confidential

EXHIBIT C

SPECIFIC PERFORMANCE REQUIREMENTS

1.           General Priorities: Product Quality, Customer Service and, Consumer Satisfaction. Contractor acknowledges that Customer's priorities are (i) achieving the highest Product quality and Product presentation so as to preserve and enhance the consumer goodwill associated with the Products and the Marks and (ii) providing excellent service to Customer's customers. Contractor agrees that it will perform the Services in a manner that will further these priorities and that Contractor will at all times conduct itself in a way that will protect the image and reputation of Customer, the Products and the Marks.

2.           Specific Standards. Without limiting the generality of paragraph 1 above, Contractor agrees that it shall at all times meet or exceed the following minimum requirements ("Specific Performance Requirements") for each of the Performance Criterion published through Quality Assurance or Quality Systems manuals or other means and periodically revised and updated by Customer. Contractor's performance will be measured on a quarterly basis. Without limiting Customer's remedies at law or equity, Contractor's failure to comply with the Specific Performance Requirements will result in the Remedy identified below.

[confidential customer performance criterion]

2.1           Production Index. Production Index is [confidential formula]

2.2           Product Quality and Packaging. Consumer Complaint Rate. The Contractor's performance level shall also be measured by the quantity of consumer complaints received by Customer with respect to Products distributed in the customer base area served by Contractor.

2.3           Inventory Accuracy. The Contractor's performance level with respect to inventory control and accuracy shall be determined in accordance with Customer's proprietary order and inventory management system.

2.4           Percent Order Fill Rate. The Contractor's performance level with respect to the timely fulfillment of Product orders received from Customer or Customer's customers shall be determined in accordance with Customer's order and inventory management system.

3.           Performance Standard Reporting. Customer may provide Contractor with monthly reports reflecting the Contractor's performance level with respect to the Performance Standards and may include notification of any failure by Contractor to meet applicable Performance Standards. In the event Contractor receives notice that it has failed to meet any applicable Performance Standard and Contractor believes that such failure is due to causes beyond the Contractor's control, Contractor shall provide documentation supporting such assertion to Customer within ten (10) days of Contractor's receipt of said notification. Customer shall review such documentation and determine in the exercise of reasonable judgment whether Contractor's failure to meet the applicable Performance Standard is excusable due to causes beyond the Contractor's control, with any such determination by Customer being final and binding upon Contractor.

4.           Quarterly Reviews. Contractor will in good faith and with reasonable efforts participate in performance review meetings with Customer. Such meetings will take place at the location identified by Customer and on a quarterly basis (or upon such other frequency as Customer may reasonably require from time to time). The intent of such meetings will be to (i) review Contractor's performance in the delivery of Services, utilizing standard metrics (including but not limited to those set forth in this Exhibit) and the scorecards set forth immediately below, (ii) benchmark Contractor's performance against others providing services substantially similar to Services, and (iii) identify and implement improvement opportunities for Contractor.

[confidential customer performance standards]

Classified - Confidential